SUSAN K. SHAPIRO

617.345.3310

SSHAPIRO@BURNSLEV.COM

April 20, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Allied Nevada Gold Corp.

Amendment No. 3 to Registration Statement on Form 10

Filed April 2, 2007

File No. 001-33119

Ladies and Gentlemen:

On behalf of our client, Allied Nevada Gold Corp. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated April 19, 2007 from H. Roger Schwall, with respect to the Company’s Amendment No. 3 to Registration Statement on Form 10, File No. 001-33119, filed on April 2, 2007 (as so amended, the “Form 10”). On the date hereof, the Company has filed Amendment No. 4 to the Form 10 (“Amendment No. 4”) incorporating the revisions described herein. For your convenience, each response follows the sequentially numbered Comment copied from your letter of April 20, 2007. Three copies of Amendment No. 4, marked to show changes from Amendment No. 3 to the Form 10, are being delivered to Ms. Mellissa Campbell Duru.

General

Comment (1):

We note the revisions made in response to prior comment 1. We refer you to Item 402(b)(2) of Regulation S-K. Throughout your discussion, you reference that compensation will be established by reference to “similar mining companies” and “industry comparables”. You further disclose that base salary will be established after review of “competitive market data for each executive officer” and determined at an appropriate level “within a range”. To the extent now known, please identify the similar mining companies or component companies that the board intends to use in its consideration of executive compensation.

U.S. Securities and Exchange Commission

April 20, 2007

Response (1):

In response to this Comment, the Company has revised the disclosure in the Form 10 and provided additional disclosure as required. Please see page 68.

Comment (2):

Item 402(a)(3) of Regulation S-K specifies that the disclosure required by the Item is with respect to any individual “acting in a similar capacity” as a principal executive officer, regardless of compensation level. Although you have provided narrative disclosure regarding Mr. Caldwell’s compensation during fiscal 2006, you have not presented such information in the tabular format required by Item 402(c). Please revise to include the table.

Response (2):

In response to the above comment, the Company has included the table as specified. Please see page 69.

This letter responds to all comments contained in Mr. Schwall’s letter of April 20, 2007. The Company is concurrently submitting a separate letter to the Commission that includes the acknowledgements requested by the Staff in connection with the Company’s responses to the comments in the April 20 letter. If you have any questions, please do not hesitate to call the undersigned at (617) 345-3310.

Very truly yours,

/s/ Susan K. Shapiro
Susan K. Shapiro

cc:	Ms. Mellissa Campbell Duru
Ms. Jill Davis
Ms. Jennifer Goeken